UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38527

Uxin Limited

21/F, Donghuang Building,

No. 16 Guangshun South Avenue

Chaoyang District, Beijing 100102,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Uxin Announces RMB1.5 Billion Equity Investment in Its Hefei Subsidiary

BEIJING, September 20, 2023 (PR NEWSWARE) – Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), China's leading used car retailer, today announced that it has entered into an equity investment agreement (the “Agreement”) with Hefei Construction Investment North City Industrial Investment Co., Ltd. (“Hefei Construction Investment”). Pursuant to the Agreement, Hefei Construction Investment has committed to invest up to RMB1.5 billion in Uxin's wholly-owned Hefei subsidiary, Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. (“Uxin Hefei”), over the next decade in multiple instalments. This investment will support the operation and development of Uxin’s used car super store (“Changfeng Superstore”) in Changfeng County, Hefei City. Following the completion of the investment, Hefei Construction Investment's equity ownership in Uxin Hefei will not exceed 50% (exclusive), and Uxin retains the right to repurchase such equity stake. This investment will not dilute Uxin Limited’s shares listed on NASDAQ.

The Changfeng Superstore, developed by Uxin, has a total construction area of 450,000 square meters, comprising one of the world's most advanced used car reconditioning factories and the world's largest used car warehouse-style showrooms capable of showcasing up to 10,000 vehicles. Changfeng Superstore has recently completed constructions and commenced trial operations. The Changfeng Superstore serves as Uxin's central hub for its expansion plans in the used car industry, anchoring in Hefei City and extending its reach across the Anhui Province and facilitating sales nationwide. It is an important joint initiative for both Uxin and the local governments of Hefei City to promote the development of the automotive aftermarket industry in the Anhui Province and build a leading brand in China's used car industry.

Mr. Kun Dai, Chairman and Chief Executive Officer of Uxin, commented, “Hefei City's strategic location, conducive business environment, developed automotive industry, and mature upstream and downstream supply chains provide tremendous support for Uxin's business growth. With the continued support from the local governments, we are now better positioned to concentrate resources and produce high-quality used cars in advanced factories. Additionally, we aim to provide a top-tier retail service experience grounded in new retail concepts as well as improve our efficiency in vehicle operations at a super-large-scale by leveraging our digital capabilities. These efforts align with our mission to transform and elevate China's used car industry.”

Hefei Construction Investment North City Industrial Investment Co., Ltd. was jointly funded by Hefei Lanke Investment Co., Ltd. and Hefei North City Construction Investment (Group) Co., Ltd. Hefei Lanke Investment Co., Ltd. is a wholly-owned subsidiary of Hefei City Construction Investment Holding (Group) Co., Ltd., which is an investment platform of the Hefei State-owned Assets Supervision and Administration Commission and manages assets exceeding RMB600 billion. Hefei North City Construction Investment (Group) Co., Ltd. is an investment and development arm of Changfeng County of Hefei City, with assets under management totaling approximately RMB50 billion.

About Uxin

Uxin is China's leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: September 20, 2023